Exhibit 12.1
IDACORP, Inc.
Consolidated Financial Information
Ratio of Earnings to Fixed Charges and Supplemental Ratio of Earnings to Fixed Charges
(Thousands of Dollars)

	Six months ended June 30,	Twelve Months Ended
		December 31,
	2014	2013	2012	2011	2010	2009
RATIO OF EARNINGS TO FIXED CHARGES

Earnings, as defined:
Income from continuing operations before income taxes	$94,980	$254,520	$206,992	$125,795	$152,568	$157,949
Adjust for distributed income of equity investees	(2,341)	4,812	7,704	(8,993)	(7,317)	2,512
Fixed charges, as below	44,905	90,236	87,635	86,758	86,806	79,461
Total earnings, as defined	$137,544	$349,568	$302,331	$203,560	$232,057	$239,922

Fixed charges, as defined:
Interest charges (1)	$44,087	$88,695	$85,799	$85,097	$85,840	$78,457
Rental interest factor	818	1,541	1,836	1,661	966	1,004
Total fixed charges, as defined	$44,905	$90,236	$87,635	$86,758	$86,806	$79,461
Ratio of earnings to fixed charges	3.06x	3.87x	3.45x	2.35x	2.67x	3.02x

SUPPLEMENTAL RATIO OF EARNINGS TO FIXED CHARGES

Earnings, as defined:
Income from continuing operations before income taxes	$94,980	$254,520	$206,992	$125,795	$152,568	$157,949
Adjust for distributed income of equity investees	(2,341)	4,812	7,704	(8,993)	(7,317)	2,512
Supplemental fixed charges, as below	45,087	90,741	88,266	87,544	87,870	80,946
Total earnings, as defined	$137,726	$350,073	$302,962	$204,346	$233,121	$241,407

Supplemental fixed charges:
Interest charges (1)	$44,087	$88,695	$85,799	$85,097	$85,840	$78,457
Rental interest factor	818	1,541	1,836	1,661	966	1,004
Supplemental increment to fixed charges (2)	182	505	631	786	1,064	1,485
Total supplemental fixed charges	$45,087	$90,741	$88,266	$87,544	$87,870	$80,946
Supplemental ratio of earnings to fixed charges	3.05x	3.86x	3.43x	2.33x	2.65x	2.98x

(1) FIN 48 interest is not included in interest charges.
(2) Explanation of increment - Interest on the guaranty of American Falls Reservoir District bonds and Milner Dam, Inc. notes which are already included in operation expenses.